UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 22, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q1_2021

April, 22nd 2021

Ramon Fernandez
Deputy CEO, Finance, Performance and Development

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 17 March 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 18 March 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section One

Q1 2021 highlights

Engage 2025

Q1 21 key achievements

FTTH

49.3m connectable homes

5G

Strong appetite for 5G smartphones

Infra

Creation of Totem on track

Signing of Orange Concessions, partnership with CDC, CNP & EDF Invest

Signing of FiberCo partnership with APG

France

Highest broadband quarter in Q1 since 2016 with+94K net adds

Mobile Financial Services

Growing customer base,
Europe: 1.2m B2C & 0.3m B2B*
Africa : 0.5m

Europe

Other European countries revenue growth at
+2.2% yoy in Q1

Fiber ARPU is driving growth

Commercial turnaround ongoing, despite fierce competition

Enterprise

IT&IS revenues growth at
+6.4% yoy in Q1

Driven by Cloud (+5%), Cyberdefense (+16%) & Digital & Data (+11%)

MEA

+7.1 % Highest Q1 in past 10 years

Base > **130m** mobile customers

FBB base 1.8m fixed BB clients +**38%**, yoy

*Anytime + SOHO/SMEs Insurance customers

Q1 21 financial achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Mobile Financial Services are explicitly called “Telecom”

Revenue

€ 10.3 bn

+0.5% yoy in Q1

Back to growth despite unfavourable comparable basis due to the crisis

EBITDAaL

€ 2.6 bn

-0.3% yoy in Q1

Stabilisation

Roaming impact: -42m€ yoy

eCapex

€ 1.8 bn

+12.4% yoy in Q1

Increase in line with FY 21 guidance

Section Two

Business review

Q1 2021 France

Strong performance on convergence & fiber

in €m	Q1 21	Q1 20 cb	yoy cb
Revenues	**4,404**	**4,415**	**-0.2%**
Retail services	2,688	2,692	-0.2%
Convergent services*	1,154	1,137	+1.5%
Mobile only services	559	563	-0.7%
Fixed only services	975	993	-1.8%
Fixed only broadband	703	678	+3.6%
Fixed only narrowband	272	315	-13.5%
Wholesale	1,286	1,319	-2.5%
Equipment sales	269	252	+6.6%
Other revenues	162	151	+6.9%

*B2C only

Solid retail services trend

- **+0.1% yoy**
  Retail revenues excl. digital content offers (DCO)
- **+1.9% yoy**
  Retail revenues excl. PSTN & DCO

FIXED

12m BB customers

4.9m FTTH customers

51% FTTH adds* are new customers



+37
+61
+95
+105
+94
+192
+238
+360
+388
+385
-155
-177
-265
-283
-291
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21

FTTH net adds in '000 · ADSL and others BB net adds in '000

MOBILE

19.7m Mobile contract customers

239 Municipalities with 5G coverage **



11.7%
11.6%
-58
+29
+125
+87
+32
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21

Mobile contract net adds excl M2M in '000 · Quaterly churn rate

CONVERGENCE

54% BB B2C cust. on Open convergent offers

+0.2€ yoy Convergent ARPO growth excl. DCO



68.9€
68.8€
68.6€
+0.2€
Q1 20
Q1 21
DCO
excl. DCO

*gross adds + migration

** >80% of population outdoor coverage

Q1 2021 Europe

Solid commercial performance. Other European Countries growing +2.2% yoy

in €m	Q1 21	Q1 20 cb	yoy cb
Revenues	**2,583**	**2,646**	**-2.4%**
Retail services	1,727	1,808	-4.5%
Convergent services*	666	690	-3.6%
Mobile only services	719	772	-6.9%
Fixed only services	265	274	-3.3%
IT & integration services	77	71	+7.7%
Wholesale	454	471	-3.7%
Equipment sales	368	323	+14.2%
Other revenues	34	44	-22.9%

*B2C only

Revenue evolution (in €m)


2,646
-94
25
-3
9
Other European Countries growing +2.2%
2,583
1Q'20
Spain
Poland
Belgium Luxembourg
Romania, Slovakia, Moldova
Actual 1 Q

Europe, mobile contract net adds ex-M2M (in '000s)


Net Adds
% convergence in base
31%
33%
-99
-129
+221
+317
+64
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21

Europe, Fixed Broadband net adds (in '000s)


FTTH
Others (xDSL, Cable, Fixed LTE)
% convergence in base
67%
67%
+62
-70
-8
-42
+32
-10
+96
+139
-43
+147
+175
-28
+62
+126
-64
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21

Q1 2021 Spain

Positive net adds for the 3rd quarter in a row, despite fierce competition

in €m	Q1 21	Q1 20 cb	yoy cb
Revenues	**1,188**	**1,282**	**-7.4%**
Retail services	818	910	-10.2%
Convergent services*	469	517	-9.4%
Mobile only services	231	267	-13.6%
Fixed only services	116	124	-6.7%
Wholesale	215	220	-2.3%
Equipment sales	155	141	+10.0%
Other revenues	1	11	-95.4%

*B2C only

85% Convergence as % of broadband B2C customer base

84% Fiber penetration in BB customer base

66% 4G penetration in mobile customer base

17% TV penetration in BB customer base

Positive net adds …

Convergence net adds	+10k
FBB net adds	+1k
FTTH net adds	+49k
Mobile contract net adds*	+24k

* excl. M2M

… with 4.1 points improvement in convergent churn…


-4.1 pts
Q1 20
Q1 21

… stabilizing FBB customer base while keeping on increasing fiber penetration


+0.4%
4,016
4,033
80%
84%
Q1 20
Q1 21
FTTH
ADSL
(k customers)

Q1 2021 Africa & Middle East

Strong performance confirmed

in €m	Q1 21	Q1 20 cb	yoy cb
Revenues	**1,488**	**1,389**	**+7.1%**
Retail services	1,301	1,185	+9.8%
Mobile only services	1,137	1,047	+8.5%
Fixed only services	160	131	+21.8%
IT & integration services	4	6	-31.2%
Wholesale	153	173	-11.3%
Equipment sales	24	21	+15.4%
Other revenues	9	10	-6.1%

> 80% of revenue comes from sustainably resilient retail services

Revenue cb yoy growth in %



7.5%
7.8%
7.9%
10.2%
8.5%
9.0%
4.7%
7.1%
10.5%
9.8%
5.1%
5.3%
5.8%
7.6%
6.1%
6.2%
1.3%
5.1%
8.3%
7.1%
Retail services
Total MEA
FY 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21

>130m mobile customers

36.1m 4G customers — **+36% yoy** — **+22%** Data revenue growth Q1 21

1.8m FBB customers — **+38% yoy** — **+38%** FBB revenue growth Q1 21

Orange Money

+19% Orange Money revenue growth Q1 21

> 40% of 52m Orange Money customers are active *

(active customers in millions, yoy growth in %)



18.6
19.6
20.1
21.9
22.0
+18%
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21

* At least one transaction per month

Q1 2021 Enterprise

Ongoing recovery in IT&IS revenues brings back top-line growth

in €m	Q1 21	Q1 20 cb	yoy cb
Revenues	**1,907**	**1,900**	**+0.4%**
Fixed only services	918	953	-3.7%
Voice	288	303	-4.9%
Data	630	650	-3.2%
IT & integration services	769	723	+6.4%
Mobile*	220	223	-1.3%

*Mobile = Mobile Only Services + Equipment Sales

IT&IS share in total revenues: 40.3%

(vs. 38.1% in Q1 20)



Cybersecurity
+16% yoy
Cloud
+5% yoy

Revenue evolution



Total
fixed only
mobile
IT&IS
5%
0%
-5%
-10%
-15%
+0.8%
-3.3%
-1.7%
-1.2%
+0.4%
Q120
Q2 20
Q3 20
Q4 20
Q1 21

Evolution of IT&IS in total revenues mix



37.2%
39.5%
40.3%
FY 19
FY 20
Q1 21

Section Three

Guidance

Guidance 2021 confirmed

	2021e before tax refund allocation	2021e After tax refund allocation
EBITDAaL, yoy	Around +1%	Flat -
eCAPEX yoy	~ €7.3 bn	€ 7.6 -7.7bn
Organic Cash Flow (telecom)*	> €2.6bn	> €2.2bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term	Around 2x in the medium term
Dividend	€0.70	€0.70

Section Four

Q&A

Annexes

Convergence, the bedrock of our strategy

€ 1.8bn Convergent services revenues in Q1 2021

-0.4% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France*
5.80 5.80 5.82 5.84 5.85
55%
54%
Q1 20 Q2 20 Q3 20 Q4 20 Q1 21
Spain
2.99 2.95 2.96 3.00 3.01
85%
85%
Q1 20 Q2 20 Q3 20 Q4 20 Q1 21
Poland
1.39 1.41 1.44 1.48 1.50
63%
66%
Q1 20 Q2 20 Q3 20 Q4 20 Q1 21

Churn improvement with convergence in Q1**

France	Spain	Poland
-4pts	-4pts	-1pt

Quarterly convergent ARPO, in €/month in Q1

France	Spain	Poland
€68.8 -0.1% yoy, cb	€53.3 -8.4% yoy	€24.1 +4.6% yoy***

Number of mobile lines per convergent offer (Q1 yoy growth)

France	Spain	Poland
1.68 +0% yoy	2.02 +2.9% yoy	1.88 -0.3% yoy

* Open customers only
** Churn differential between convergent B2C customers and total fixed BB B2C customers
*** YoY evolution calculated in local currency

The Group has kept consolidating its European leadership position in FTTH

50.4m VHBB* connectable lines

o/w

49.3m FTTH connectable lines


FTTH connectable lines in France
+37%
17.8m
24.4m
Q1 20
Q1 21
FTTH connectable lines in Spain
+4%
14.5m
15.0m
Q1 20
Q1 21
FTTH connectable lines in Poland
+18%
4.4m
5.2m
Q1 20
Q1 21

*VHBB > 100 Mbps